SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 3)*
______________________________

CBRE Realty Finance, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12498B307
(CUSIP Number)

Walter Horn
General Counsel
Arbor Realty Trust, Inc.
333 Earle Ovington Blvd, Suite 900
Uniondale, New York 11553
(516) 832-8002
(Name, address and telephone number of person authorized
to receive notices and communications)

January 28, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.  (However, see the Notes.)

(CONTINUED ON FOLLOWING PAGES)
(PAGE 1 of 8)

CUSIP No. 12498B307	(PAGE 2 OF 8)

1		NAME OF REPORTING PERSON	Arbor Realty Trust, Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS:	WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Maryland
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	2,939,465
8		SHARED VOTING POWER:	0
9		SOLE DISPOSITIVE POWER:	2,939,465
10		SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	2,939,465
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.5%
14		TYPE OF REPORTING PERSON:	CO

CUSIP No. 12498B307	(PAGE 3 OF 8)

1		NAME OF REPORTING PERSON	Ivan Kaufman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS:	AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	United States of America
7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	SOLE VOTING POWER:	0
8		SHARED VOTING POWER:	2,939,465
9		SOLE DISPOSITIVE POWER:	0
10		SHARED DISPOSITIVE POWER:	2,939,465
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:	2,939,465
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):	9.5%
14		TYPE OF REPORTING PERSON:	IN

CUSIP No. 12498B307	(PAGE 4 OF 8)

EXPLANATORY NOTE

This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") amends and supplements the Schedule 13D filed by Arbor Realty Trust, Inc., a Maryland corporation ("Arbor Realty") on November 23, 2007, as amended by Amendment No. 1 thereto, filed on November 27, 2007, and as further amended by Amendment No. 2 thereto, filed on November 29, 2007 (as so amended, the "Schedule 13D")  relating to its beneficial ownership of the common stock, par value $0.01 per share (the "Common Stock"), of CBRE Realty Finance, Inc., a Maryland corporation (the "Issuer").  This Amendment No. 3 amends Item 2, Item 3, Item 4, Item 5, Item 6 and Item 7 of the Schedule 13D.  Unless amended or supplemented by this Amendment No. 3, all information previously reported on the Schedule 13D remains in effect.

ITEM 1	Security and Issuer

There is no change to Item 1 of the Schedule 13D.

ITEM 2	Identity and Background

This Item is hereby amended to add the following:

Ivan Kaufman ("Mr. Kaufman") is hereby added as a Reporting Person to the Schedule 13D (together, with the original Reporting Person, the "Arbor Group").

Mr. Kaufman is a citizen of the United States.  The principal business address and office for Mr. Kaufman is 333 Earle Ovington Blvd, Uniondale, New York  11553.  The principal occupation of Mr. Kaufman is serving as the Chairman of the Board of Directors, President and Chief Executive Officer of Arbor Realty and as the Chairman of Arbor Commercial Mortgage, LLC, the external manager of Arbor Realty.

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3	Source and Amount of Funds or Other Consideration

This Item is hereby amended to add the following:

Arbor Realty used its working capital to purchase the 39,709 shares of Common Stock reported in Item 5(c) of this Amendment No. 3. The aggregate cost of purchasing such shares (including brokerage commissions, if any) was $243,975.

ITEM 4	Purpose of Transaction

The following paragraphs are hereby added to Item 4 of the Original Schedule 13D:

On January 22, 2008, Ivan Kaufman, the Chief Executive Officer of Arbor Realty, sent Kenneth Witkin, the Chief Executive Officer of the Issuer ("Mr. Witkin"), a letter (the "January 22 Letter")

CUSIP No. 12498B307	(PAGE 5 OF 8)

requesting information regarding the performance of certain of the Issuer's assets and whether related interim and projected write-downs may have a material effect on the Issuer.  The foregoing summary is qualified in all respects by reference to the text of the January 22 Letter, a copy of which is attached as Exhibit 3 hereto and is incorporated herein by reference.

On January 22, 2008, Arbor Realty issued a press release regarding the January 22 Letter, a copy of which is attached as Exhibit 4 hereto and is incorporated herein by reference.

On January 28, 2008, Arbor Realty delivered a letter to the Issuer (the "Notification Letter"), notifying the Issuer that Arbor Realty intends to appear at the 2008 annual meeting (the "2008 Annual Meeting") of the Issuer's stockholders, in person or by proxy, to nominate and seek to elect individuals as members of the board of directors of the Issuer (the "Nominees").  A copy of the Notification Letter is being filed as Exhibit 5 hereto, is incorporated in this Item 4 by reference, and any descriptions herein of the Notification Letter are qualified in their entirety by reference to the Notification Letter.  Arbor Realty intends to solicit the proxies of other stockholders and may take such other actions as it deems necessary or desirable in order to secure the election of its nominees.

On January 28, 2008, Arbor Realty filed a complaint against the Issuer for declaratory and injunctive relief in the United States District Court for the District of Maryland (the "Complaint").  The Complaint requests, among other things, that the court enjoin the Issuer from rejecting the nomination of the individuals identified in the Notification Letter, on the basis of certain false and misleading disclosures in the Issuer's proxy statement filed on Schedule 14A for its 2007 Annual Meeting.

The Reporting Persons understand that the Nominees, if elected, intend to evaluate all strategic alternatives to enhance and maximize, stockholder value, including, but not limited to: (i) seeking a business combination or sale of the Company; (ii) reviewing the performance of CBRE Realty Finance Management, LLC, the manager of the Issuer (the "Manager"); (iii) replacing the Manager; and (iv) seeking the reimbursement of fees previously paid to the Manager, if warranted.

The Reporting Persons may consider other measures designed to improve the corporate governance of the Issuer, which measures may include submitting one or more proposals for the consideration of the Issuer's stockholders at the 2008 Annual Meeting and pursuing pending and additional litigation to compel the Issuer and its board of directors to act in the best interests of the Issuer's stockholders.

Other than as described in this Item 4, or such as would occur if  any of the Reporting Persons decide to pursue any of the actions described above, the Reporting Persons do not have any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) changes in the Issuer's charter, by-laws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (x) any action similar to any of those enumerated above.

CUSIP No. 12498B307	(PAGE 6 OF 8)

ITEM 5	Interest in Securities of the Issuer

This Item is hereby amended and restated as follows:

(a)-(b)  The Reporting Persons may be deemed to be a group within the meaning of Section 13(d) of the Act consisting of Reporting Persons as a result of the facts and circumstances described in Items 2, 4, 5 and 6 of the Schedule 13D as amended by this Amendment No. 3. The Arbor Group may be deemed beneficially to own in the aggregate 2,939,465 shares of common stock, par value $0.01 per share of the Issuer ("Common Stock"), which represents approximately 9.5% of the number of outstanding shares of Common Stock outstanding on November 13, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 14, 2007.

Arbor Realty has the sole power to vote and to direct the disposition of 2,939,465 shares of Common Stock.

As of April 16, 2007, Mr. Kaufman beneficially owned 20.7% of the common stock of Arbor Realty.  Based on Mr. Kaufman's voting power in Arbor Realty, and the other facts and circumstances described in Items 2, 5, and 6 of this Amendment No. 3 and the Schedule 13D, Mr. Kaufman may be deemed to beneficially own the shares of Common Stock held by Arbor Realty.  Mr. Kaufman disclaims beneficially ownership of the shares of Common Stock held by Arbor Realty.

(c)        During the sixty (60) days preceding January 28, 2008, the date of the event requiring the filing of this Amendment No. 3, and from such date to the date of this filing, Arbor Realty purchased shares of Common Stock in various open market transactions, the terms of which are set forth on Schedule B-1 to this Amendment No. 3, and are incorporated herein by reference.

(d) and (e): Not applicable

ITEM 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

This Item is hereby amended to add the following:

CUSIP No. 12498B307	(PAGE 7 OF 8)

On January 24, 2008, Arbor Realty entered into Participation and Indemnification Agreements with each of the Nominees.  Pursuant to the Participation and Indemnification Agreements, Arbor Realty has agreed:  (i) to pay each of the Nominees $5,000.00 in cash upon the submission of the Notification Letter by Arbor Realty to the Issuer for being named as and agreeing to serve as nominees for election as directors of the Issuer and (ii) to indemnify each of the Nominees against claims arising from the solicitation of proxies from the Issuer's shareholders at the 2008 Annual Meeting and any related  transactions.  In addition, Arbor Realty will pay, or cause to be paid, the entire expense of the solicitation of proxies, including attorneys' and proxy solicitor's fees and costs relating to the preparation and mailing of materials relating to the solicitation of proxies.  A form of the Participation and Indemnification Agreement signed by each of the Nominees is attached hereto as Exhibit 6 and is incorporated herein by reference.  The foregoing summary is qualified in all respects by reference to such exhibit.

On January 28, 2008, the Reporting Persons and the Nominees entered into a Joint Filing and Solicitation Agreement in which, among other things, (a) the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required under applicable securities laws, (b) the parties agreed to form the group for the purpose of soliciting proxies or written consents for the election of the persons nominated by Arbor Realty to the Issuer's board of directors at the 2008 Annual Meeting and for the purpose of taking all other actions incidental to the foregoing and (c) the parties agreed that Arbor shall have the right to pre-approve all expenses incurred in connection with the group's activities and agreed to pay directly all such pre-approved expenses. A copy of this agreement is attached hereto as Exhibit 7 and is incorporated herein by reference.  The foregoing summary is qualified in all respects by reference to such exhibit.

ITEM 7	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit 3:	Letter, dated January 22, 2008, of Arbor Realty to the Issuer.

Exhibit 4:	Press release, dated January 22, 2008, of Arbor Realty.

Exhibit 5:	Notice of Intent, dated January 28, 2008, of Arbor Realty to the Issuer.

Exhibit 6:	Form of Participation and Indemnification Agreement.

Exhibit 7:	Joint Filing and Solicitation Agreement, dated January 28, 2008 among Ivan Kaufman, Arbor Realty and each of the Nominees.

Exhibit 8:	Power of Attorney for Gregg A. Cohen, Alan De Rose, David J. Heymann, Neil H. Koenig, Gerald L. Nudo, Robert M. Pascucci and William F. Regan.

CUSIP No. 12498B307	(PAGE 8 OF 8)

SIGNATURES

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  January 28, 2008

IVAN KAUFMAN

By:	/s/ Ivan Kaufman
Name: Ivan Kaufman

ARBOR REALTY TRUST, INC.

By:	/s/ Ivan Kaufman
Name: Ivan Kaufman
Title: Chief Executive Officer

SCHEDULE B-1
OPEN MARKET PURCHASES OF COMMON STOCK BY ARBOR REALTY
FROM 11/23/2007 TO 1/28/2008

TRADE DATE	NO. OF SHARES	WEIGHTED AVERAGE PRICE PER SHARE ($)	TOTAL COST ($)
12/07/2007	36,309	6.25	228,348
12/11/2007	2,400	6.47	15,627